RESIGNATION LETTER

July 28, 2020

VIA E-MAIL (robertkanuth@msn.com)

Robert Kanuth, Chairman
Altitude International, Inc.
Suite 120
515 E. Las Olas Boulevard
Fort Lauderdale, FL 33301

Dear Chairman Kanuth,

I hereby resign as a member of the board of directors (the **"Board"**) of Altitude International, Inc. (the "**Company**"), effective immediately. My various business ventures have placed additional strains on my time and considering my limited involvement with Company operations and decision making, it is in everyone's best interest that I resign as a director. Of course, I wish the Company the best of luck moving forward.

Sincerely,

Peter J. Sandore